UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Information

Submission of Matters to a Vote of Security Holders.

On January 13, 2023, Lion Group Holding Ltd. (the “Company”) held a General Meeting of Shareholders. Two items of business were acted upon by the Company’s shareholders at the General Meeting, which was approved by the shareholders. The voting result was as follows:

1. To approve by a special resolution the third amended and restated memorandum and articles of association of the Company in connection with the increase by the Company of the number of votes attached to Class B Ordinary Shares of the Company (the “Class B Ordinary Shares”) from twenty five (25) votes per Class B Ordinary Share to one hundred (100) votes per Class B Ordinary Share and certain general legal updates.

Share Class	For	Against	Abstain
A1	12,611,535	127,313	34,749
B2	9,843,096	-	-

1.	Each Class A Ordinary Share is entitled to one vote per share

2	Each Class B Ordinary Share is entitled to twenty five votes per share

2. To approve by a special resolution  that Article 87 and Article 88 of the second amended and restated memorandum and articles of association of the Company being replaced with the following:

“87. The Board of Directors shall be divided into two classes: Class I and Class II. Class I shall consist of three (3) directors. Class II shall consist of four (4) directors. The term of office of Class I shall expire at the first annual meeting of Members following the effectiveness of the first amended and restated articles of association of the Company; and the term of office of Class II shall expire at the second annual meeting of Members following the effectiveness of the first amended and restated articles of association of the Company. Directors may be added to the Board of Directors between annual meetings of Members by reason of an increase in the authorized number of directors belonging to the relevant class as approved by an Ordinary Resolution.

88. Commencing at the first annual general meeting of Members following the effectiveness of the first amended and restated articles of association of the Company, and at each second annual general meeting thereafter, Class I directors elected to succeed those directors whose terms expire thereat shall be elected for a term of office to expire at the second succeeding annual general meeting after their election. Commencing at the second annual general meeting of Members following the effectiveness of the first amended and restated articles of association of the Company, and at each second annual general meeting thereafter, Class II directors elected to succeed those directors whose terms expire thereat shall be elected for a term of office to expire at the second succeeding annual general meeting after their election.” be approved.

Share Class	For	Against	Abstain
A1	12,687,756	49,105	36,736
B2	9,843,096	-	-

1.	Each Class A Ordinary Share is entitled to one vote per share

2	Each Class B Ordinary Share is entitled to twenty five votes per share

The Company hereby submits this report on Form 6-K to furnish the Third Amended and Restated Memorandum and Articles of Association as set forth in Exhibit 3.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 3.1	Third Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2023

LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Chief Executive Officer and Director

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